April 14, 2009

AS FILED ON EDGAR AND
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Attn: Sasha Singh Parikh, Staff Accountant
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc.
Item 4.01 of Form 8-K/A, filed March 12, 2009
File No. 001-15697

Dear Ms. Parikh:

     On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Company’s Form 8-K/A (the “Second Amended Filing”) amending the Form 8-K/A filed by the Company on March 12, 2009 (File No. 001-15697) (the “Amended Filing”) which amended the Current Report on Form 8-K originally filed by the Company on February 19, 2009 (the “Original Filing”) and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Second Amended Filing.

     We are in receipt of your letter addressed to the Company, dated March 16, 2009 (the “Comment Letter”), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Set forth below is the response of the Company to each of the comments set forth in the Comment Letter, numbered to correspond thereto.

Comment Number	Response to Comment

1.

On January 1, 2009, Miller Ellin & Company, LLP (“Miller Ellin”), the Company’s former independent accountant, merged with and into Rosen Seymour Shapss Martin & Company LLP (the “Merger”), the Company’s current independent accountant (“Rosen Seymour”). Upon the occurrence of the Merger, Miller Ellin effectively resigned, and Rosen Seymour succeeded Miller Ellin, as the Company’s independent accountant. The Company has added a clarifying disclosure in the Second Amended Filing in accordance with the foregoing, which is reproduced at the end of this response for your convenience.

The Company also amended its disclosure under Item 4.01 to disclose information regarding the Merger provided to the Company by Rosen Seymour subsequent to the date of filing of the Amended Filing. Specifically, the Company disclosed in the Amended Filing, as advised by Rosen Seymour, that Rosen Seymour was “the resulting surviving legal entity” of the Merger. However, the Company has since been advised by Rosen Seymour that, following the Merger, Miller Ellin actually continued, and continues, to exist as a separate legal entity for certain specified purposes agreed upon between Miller Ellin and Rosen Seymour pursuant to the terms of their merger agreement, which do not involve the Company or affect the disclosures made by the Company under Item 4.01 of Form 8-K. In light of the foregoing information, however, Company has amended its disclosure by removing the language stating that Rosen Seymour was “the resulting surviving legal entity” of the Merger and replacing it with language that more accurately describes the effect of the Merger on Miller Ellin and Rosen Seymour pursuant to the terms of their agreement.

For your convenience, the Company has reproduced below the first paragraph of the Second Amended Filing in which the above described disclosures appear, with such disclosures highlighted in italics.

     Effective January 1, 2009, Miller, Ellin & Company, LLP (“Miller Ellin”), the independent accountant of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), and the principal accountant engaged to audit the Registrant’s financial statements, consummated a merger (the “Merger”) of its practice into the practice of Rosen Seymour Shapss Martin & Company LLP (“Rosen Seymour”), with Rosen Seymour succeeding to the business and operations of Miller Ellin, subject to certain conditions and exceptions, as agreed upon by the parties under the terms of the Merger. Upon consummation of the Merger on January 1, 2009, Miller Ellin effectively resigned as the Registrant’s independent accountant, and Rosen Seymour, pursuant to the terms of its agreement with Miller Ellin, became the Registrant’s new independent accountant and principal accountant to audit its financial statements, as the successor in interest of Miller Ellin. On February 19, 2009, the foregoing changes were formally unanimously ratified and approved by the Audit Committee of the Registrant’s Board of Directors (the “Audit Committee”).

2.	The Company has amended its disclosure in the Second Amended Filing in accordance with your comment.

3.

The Company has noted your comment and, before offering its response, respectfully requests the Commission to note that the review for which the Company’s independent accountant was engaged was not, as indicated in your comment, in respect of the Company’s internal controls over financial reporting generally. Rather, the scope of the review was limited to a review of the revised accounting procedures and internal controls over expenditures and expense reimbursement (the “Internal Controls”) implemented by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) in response to certain events described in Prior Reports (as defined below) and in the Company’s response to comment no. 4 of the Comment Letter set out below. As previously disclosed by the Company in its Annual Report on Form 10-K/A for the year ended March 31, 2008, filed with the Commission on January 16, 2009, and its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, filed with the Commission on February 17, 2009 (collectively, the “Prior Reports”), Rosen Seymour completed its review of the Internal Controls on January 23, 2009, and concluded that the Internal Controls implemented by the Audit Committee are effective.

As of the date hereof, the Company has not received any written report relating to Rosen Seymour’s review of the Company’s Internal Controls.

4.

As previously disclosed by the Company in the Prior Reports, upon learning that certain expenses had been reimbursed to Bernard J. Berk, the Company’s former President, Chief Executive Officer and Chairman of the Board, without receipt by the Company of adequate substantiation of such expenses, the Audit Committee investigated the Company’s then-effective accounting procedures and internal controls over expenditures and expense reimbursement and, on the basis thereof, took such remedial measures as deemed necessary to address any deficiencies therein, which included establishment and implementation of the Internal Controls.

As an added precautionary measure, the Audit Committee decided to engage the Company’s independent accountant to conduct an independent review of the Internal Controls for effectiveness. On the date of such engagement, November 26, 2008, the Company’s independent accountant was Miller Ellin. However, the accounting professionals at Miller Ellin who would be handling such review decided, given the proximity in time to the anticipated Merger completion date, to postpone the review until after consummation of the Merger. Shortly after consummation of the Merger, the same accounting professionals, now employed by Rosen Seymour, conducted the review of the Internal Controls, as indicated above in the Company’s response to comment no. 3 of the Comment Letter.

Because the review of the Internal Controls was not commenced until after the Merger completion date, at which point the business and operations of Miller Ellin had merged with and into that of Rosen Seymour, the Company received no views, oral or written, from Miller Ellin regarding the subject matter covered by such review.

5.

The Company has obtained and filed as an exhibit to the Second Amended Filing an updated letter from its former accountant stating whether it agrees with the disclosures made in the Second Amended Filing. The Company has also obtained and filed as an exhibit to the Second Amended Filing an updated letter from its current accountant stating whether it agrees with the disclosures made in the Second Amended Filing.

      Please contact the undersigned, at (212) 209-3059, if we may be of further assistance regarding the above matters.

Very truly yours,

/s/ Louis Smookler

Louis Smookler, Esq.